Exhibit 99.1

GW Pharmaceuticals plc

Annual General Meeting

London, UK, 11 March 2014: GW Pharmaceuticals plc (AIM: GWP, NASDAQ: GWPH or the “Company”) hereby provides notification that, at the Annual General Meeting of the Company held earlier today, all the resolutions set out in the Notice of Meeting sent to shareholders were duly proposed and passed.

Details of the proxy votes received in relation to each of the resolutions (which are more particularly described in the Notice of General Meeting) are as follows:

	For	Against	Total votes	% of votes cast in favour

Resolution 1	54,576,745	5,990	54,582,735	100.0%
Resolution 2	54,527,806	50,161	54,577,967	99.9%
Resolution 3	53,028,998	1,532,737	54,561,735	97.2%
Resolution 4	54,551,665	30,482	54,582,147	99.9%
Resolution 5	54,556,653	25,112	54,581,765	99.9%
Resolution 6	54,552,853	30,482	54,583,335	99.9%
Resolution 7	53,505,240	1,073,505	54,578,745	98.0%
Resolution 8	53,501,621	1,079,114	54,580,735	98.0%
Resolution 9	52,864,815	1,692,209	54,557,024	96.9%

Proxy forms which gave the Chairman and other Directors discretion have been included in the “For” total.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 25 countries. Sativex is also in Phase 3 clinical development as a potential treatment of pain in people with advanced cancer. This Phase 3 program is intended to support the submission of a New Drug Application for Sativex in cancer pain with the U.S. Food and Drug Administration and in other markets around the world. GW has a deep pipeline of additional cannabinoid product candidates, including Epidiolex which has received Orphan Drug Designation from the FDA for the treatment of Dravet and Lennox-Gastaut syndromes, severe, drug-resistant epilepsy syndromes. GW’s product pipeline also includes compounds in Phase 1 and 2 clinical development for glioma, ulcerative colitis, type-2 diabetes, and schizophrenia. For further information, please visit www.gwpharm.com.

For further information, please contact:

Enquiries:

GW Pharmaceuticals plc
Justin Gover, CEO	+44 1980 557000
Stephen Schultz, VP Investor Relations	+ 1 401 500 6570

FTI Consulting (Media enquiries)	+44 20 7831 3113
Ben Atwell / Simon Conway / John Dineen

Trout Group, LLC (US investor relations)	+ 1 646 378 2900
Todd James / Chad Rubin

Peel Hunt LLP	+44 207 418 8900

James Steel